

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Mr. James J. Mulva
Chairman of the Board of Directors, President
and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

      Re: ConocoPhillips
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 22, 2008
             File No. 001-32395

Dear Mr. Mulva:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Environment and Executive Overview, page 48

1.   We note you identify three primary ways that you add to your proved reserve base and that, for the three years ending December 31, 2007, your reserve replacement ratio was 186 percent. We believe the following additional information would assist readers in understanding the relevance of the measure you disclose:

(a)   An explanation of how the ratio is calculated; and if the information used to calculate this ratio is not derived directly from the line items disclosed in your reconciliations of beginning and ending proved reserve quantities on pages 176-179, a tabulation showing your computation with a reconciliation of the various components utilized to the amounts in your SFAS 69 disclosures.

(b)   The extent to which the proved reserves that have been added are either proved developed or proved undeveloped; also indicating the portion attributable to entities accounted for using the equity method (i.e., to reserves which you are prohibited from tabulating jointly under paragraph 14(c) of SFAS 69).

(c)   A disaggregation of your reserve replacement ratio for you and the consolidated entities together, and separately for equity method investees, showing the extent to which it is attributable to revisions, improved recovery, purchases, and extensions and discoveries for each year in the three-year period, and in the aggregate.

(d)   The nature of any material uncertainties pertaining to undeveloped or newly discovered reserves which may impact the time horizon over which the reserve additions are expected to be developed and produced.

(e)   An indication of how management uses this measure, and any limitations.

Please submit the information outlined above.

Results of Operations, page 53

General

2.   In this section, you often refer to two or more factors that contributed to material changes over the reported periods. Please confirm that in future filings you will quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the terms "primarily" or "partially" to describe changes, quantify the amount of the change that is attributable to the source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Commercial Paper and Credit Facilities, page 72

3.   It does not appear that you have filed the agreement underlying your $7.5 billion revolving credit facility. Tell us why you do not believe that it should be filed as exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements and Supplementary Data, page 98

Note 10 – Investments, Loans and Long-Term Receivables, page 122

LUKOIL, page 124

4.   We note your disclosure explaining that because LUKOIL's accounting cycle close and preparation of U.S. GAAP financial statements occur subsequent to your reporting deadline, the amount of equity income you record is estimated, based on current market indicators and other publicly-available information; and that you reflect any adjustment necessary to record actual results in the next quarterly period. Tell us how you concluded that this equity investment earnings adjustment should be characterized as a change in estimate, rather than a correction of error, following the guidance in SFAS 154, if that is your view. Conversely, if you believe it is a non-material error, further disclosure may be necessary to comply with the guidance in SAB Topic 1:N. Please submit a schedule showing the impact of these adjustments for each quarterly period; and any disclosures that you propose to further clarify the nature of the adjustments.

Note 13 – Impairments, page 131

5.   We understand that the Nationalization Decree issued by the president of Venezuela mandated the termination of the then-existing structures related to your heavy-oil ventures and oil production risk contracts, and the transfer of your rights to Venezuelan-controlled joint ventures, in which you would continue to hold an interest.

        We also note that you had been unable to reach agreement with respect to the migration of these activities mandated by the Nationalization Decree, and concluded that complete impairment was required in the second quarter of 2007, even though you are engaged in negotiations with the Venezuelan authorities concerning appropriate compensation, and believe you preserved all of your rights under the contracts, as stated on page 91.

Tell us how you determined that you could reasonably estimate the amount of loss without regard to the amount of consideration to which you would be entitled, given your ongoing negotiations, preservation of rights, and seeing that other industry participants had reached agreement and concluded that full impairment of their interests had not occurred. It should be clear how you determined that the guidance in FIN 14, and paragraphs 8(b) and 32 of SFAS 5 did not apply to you, under the circumstances.

Provide us with a schedule showing the extent to which your interests would have been conveyed in order for PDVSA to secure the 60% level of control, which we understand was the objective of the Nationalization Decree. Advise us of the terms of compensation offered for your interests and any changes arising during the negotiations, specifying the corresponding dates of the initial offer and subsequent discussions.

6. We note you indicate that you classified the proved reserves related to your Petrozuata, Hamaca and Corocoro ventures in Venezuela as a "sale" in your subsequent reserves disclosures. Please tell us why you concluded that these reserves should be characterized as a sale, rather than something more descriptive as to the actual nature of and reason for their removal from your reserves, and indicate the portion of these reserves you would have retained had you opted to participate in the joint ventures with PDVSA.

Note 14 – Asset Retirement Obligations and Accrued Environmental Costs, page 133

7. We see from your disclosure that you continue to exclude "market-risk premium" from your measurement of asset retirement obligations, stating that no examples exist of credit-worthy parties willing to assume such risk. We also note that, in your recent acquisition of Burlington Resources, you assumed certain asset retirement obligations, determining a fair value for such obligations as part of your purchase price allocation. Accordingly, considering your recent acquisition and corresponding valuation determination of the assumed asset retirement obligations, please tell us how you determined that excluding a market-risk premium from your periodic measurements is consistent with the guidance in paragraphs B22 and B23 of FIN 47, if that is your view.

Note 16 – Joint Venture Acquisition Obligation, page 138

8.   You disclose that you are obligated to contribute $7.5 billion, plus accrued interest, to a portion of the business venture that was formed with EnCana Corporation. We understand from other corresponding disclosures in your filing, that your joint venture partner is responsible for a similar corresponding obligation. However, you also state that 50% of your interest payments are reflected as an additional capital contribution, and classified as an investing activity in your statement of cash flows. Please tell us why you believe that 50% of your interest expense associated with your required funding should be characterized as additional capital contribution, rather than being reflected entirely as interest expense.

Note 18 – Contingencies and Commitments, page 140

9.   You state that for "all known non-income tax related contingencies," you do not reduce accrued contingent liabilities for potential insurance or third-party recoveries. However, in regard to acquisition-related indemnifications, you state that you have not recorded accruals for any potential contingent liabilities, the payment of which you would expect to recover from prior owners under such indemnifications. While we see that you use the term "potential" when referring to liabilities for which you may be indemnified, we presume the point of your disclosure is to address the accounting for liabilities of this type otherwise assessed as probable. Tell us how you concluded that each of these types of third-party recoveries should be accounted for differently under SFAS 5.

Engineering Comments

General

10.   Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48</u>

<u>Results of Operations, page 53</u>

<u>Segment Results – E&P, page 57</u>

11.   Please tell us if your reported average production costs include production taxes.

<u>Critical Accounting Estimates, page 86</u>

<u>Oil and Gas Accounting, page 86</u>

<u>Proved Oil and Gas Reserves and Canadian Syncrude Reserves, page 87</u>

12.   You state that regarding the LUKOIL reserves, the reserves you report are based on the estimates prepared by LUKOIL but then reviewed by you and adjusted to comply with your internal reserve governance policies. Tell us for each of the last three years how much you adjusted the LUKOIL reserves, in which direction, and for what reasons.

<u>Average Sales Price, page 185</u>

13.   We note the disclosure that the average sales price of oil from Canada in 2007 was $61.77 per barrel, which we assume is for your conventional oil and gas operations. Please tell us what your average price of bitumen was in 2007 and where in the filing this was disclosed.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact Donna Levy, at (202) 551-3292 or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director